Exhibit 99.1

Telesat reports results for the quarter ended March 31, 2026

OTTAWA, CANADA — May 5, 2026 — Telesat (Nasdaq and TSX: TSAT), one of the world’s largest and most innovative satellite operators, today announced its financial results for the three month period ended March 31, 2026. All amounts are in Canadian dollars and reported under IFRS® Accounting Standards unless otherwise noted.

“I’m pleased with Telesat’s performance in the first quarter of 2026, as the company made significant strides on a number of fronts,” commented Dan Goldberg, Telesat’s President and CEO. “Our GEO results are tracking to our expectations, and we continue to make strong progress on the development of the Telesat Lightspeed constellation. During the quarter, we held further design reviews with our satellite and launch vehicle dispenser manufacturers and progressed our work on user terminals, network and satellite operations software development, and ground station deployments. As of the end of the quarter, we’ve invested a total of approximately $2.7 billion in the Telesat Lightspeed program, including both expensed and capitalized costs. We continue to expect Telesat Lightspeed to commence global commercial service around the end of Q1 2028.”

“On the commercial front, we executed a contract with Northwestel for Telesat Lightspeed service to support broadband connectivity in communities across Nunavut. That contract demonstrates the commercial appeal of Telesat Lightspeed for rural broadband, and interest remains robust at this time from government and defence users globally as well. Since announcing our plans to incorporate Military Ka-band (Mil-Ka) spectrum into the Telesat Lightspeed constellation, we’ve seen increased engagement from allied government customers, reinforcing our view that Telesat Lightspeed is well positioned to address fast-growing government demand for secure, resilient, and advanced satellite capabilities to meet mission-critical communications requirements around the world.”

“In our GEO business, we continued to manage ongoing revenue pressures with a disciplined approach to cost control, allowing us to partially mitigate the impact of topline pressure on margins and generate resilient cash flow from our existing satellite fleet. Today, we are reiterating our revenue and adjusted EBITDA guidance for the year for our GEO segment.”

“Finally, we remain focused and are working closely with our advisors on refinancing the Telesat GEO debt before it starts to mature later this year.”

For the quarter ended March 31, 2026, Telesat reported consolidated revenue of $87 million, a decrease of 25% ($30 million) compared to the prior year (24% excluding the impact of foreign exchange), and adjusted EBITDA1 of $35 million, a decrease of 48% ($32 million) from the first quarter of 2025 (47% excluding the impact of foreign exchange). Excluding the impact of higher expenses related to our debt refinancing process, adjusted EBITDA decreased 42%. Telesat net loss for the quarter was $151 million compared to a $51 million loss in the prior year. The increased net loss was primarily due to lower revenue and a non-cash goodwill impairment loss in our GEO segment.

In our GEO segment, revenue for the quarter was $86 million, a 26% decline ($30 million) from the same period in 2025 (24% excluding the impact of foreign exchange). The revenue decline was driven primarily by non-renewals of certain broadcast contracts in 2025 and, to a lesser extent, reductions in services for fixed broadband customers, partially offset by new contracts in our aviation segment. GEO segment adjusted EBITDA for the quarter was $53 million, a 37% ($34 million) decline from the comparable period in 2025 (35% excluding the impact of foreign exchange), reflecting lower revenue, partially offset by lower operating expenses. Adjusted EBITDA for Q1 included $7 million in expenses relating to our debt refinancing process. Excluding these costs, GEO segment adjusted EBITDA margin1 was 72% during the quarter, compared to 77% in the same period of 2025.

In our LEO segment, we invested $171 million in the Telesat Lightspeed program in the first quarter of 2026, reflecting $19 million in operating expense and $152 million in capital expenditure.

As of March 31, 2026, backlog2 for our GEO segment totaled approximately $800 million and LEO backlog2 totaled approximately $1.1 billion. GEO satellite utilization was 55% at March 31, 2026.

Business Highlights

•        In March, Telesat announced the addition of Mil-Ka spectrum to its advanced Telesat Lightspeed network, responding to strong global demand for mission-critical Mil-Ka capacity in LEO. Telesat Lightspeed was designed from inception to meet the security and resiliency requirements of defence organizations and the addition of Mil-Ka connectivity that will be interoperable with existing government systems further enhances its ability to support rapidly expanding defence and sovereignty requirements.

•        In April, Northwestel, the largest communications provider in Canada’s North, signed a multi-year contract for Telesat Lightspeed services. Northwestel plans to leverage Telesat Lightspeed to deliver low latency, sovereign broadband connectivity to communities throughout Nunavut.

•        In April, we changed the name of our GEO operating subsidiary from Telesat Canada to Telesat GEO Inc. The renaming does not impact our legal structure, ownership, operations, financial results, or subsidiaries.

2026 Financial Outlook

(assumes an average foreign exchange rate of US$1=C$1.38)

Telesat is maintaining its guidance provided in March and continues to expect full year 2026:

•        GEO revenue to be between $300 million and $320 million;

•        GEO Adjusted EBITDA1 to be between $210 million and $230 million, excluding non-recurring debt refinancing costs; and

•        Total spending on the Telesat Lightspeed program, including both expensed and capitalized costs, to be between $1.0 billion and $1.2 billion.

Telesat’s quarterly report on Form 6-K for the quarter ended March 31, 2026 has been filed with the United States Securities and Exchange Commission (SEC) and the Canadian securities regulatory authorities, and may be accessed on the SEC’s website at www.sec.gov and on the System for Electronic Document Analysis and Retrieval+ (SEDAR+) website at www.sedarplus.ca.

Conference Call

Telesat has scheduled a conference call on Tuesday, May 5th, 2026, at 10:30 AM EDT to discuss its financial results for the quarter ended March 31, 2026. The call will be hosted by Daniel S. Goldberg, President and Chief Executive Officer, and Donald Tremblay, Chief Financial Officer, of Telesat.

Dial-in Instructions:

The toll-free dial-in number for the teleconference is +1-800-715-9871. Callers outside of North America should dial +1-646-307-1963. The access code is 6669954 followed by the number sign (#). Please allow at least 15 minutes prior to the scheduled start time to connect to the teleconference. In the event of technical issues, please dial *0 and advise the conference call operator of the company name (Telesat) and the name of the moderator (James Ratcliffe).

Webcast:

The conference call can also be accessed, as a listen in only, at https://edge.media-server.com/mmc/p/7e5e286e. A replay of the webcast will be archived on Telesat’s website under the tab “Investors”.

Dial-in Audio Replay:

A replay of the teleconference will be available one hour after the end of the call on May 5, 2026 until 11:59 p.m. ET on May 19, 2026. To access the replay, please call +1-800-770-2030. Callers from outside North America should dial +1-609-800-9909. The access code is 6669954 followed by the number sign (#).

About Telesat

Backed by a legacy of engineering excellence, reliability and industry-leading customer service, Telesat (Nasdaq and TSX: TSAT) is one of the largest and most innovative global satellite operators. Telesat works collaboratively with its customers to deliver critical connectivity solutions that tackle the world’s most complex communications challenges, providing powerful advantages that improve their operations and drive profitable growth.

Continuously innovating to meet the connectivity demands of the future, Telesat Lightspeed, the company’s state-of-the-art Low Earth Orbit (LEO) satellite network, has been optimized to meet the rigorous requirements of telecom, government, maritime and aeronautical customers. Telesat Lightspeed will redefine global satellite connectivity with ubiquitous, affordable, high-capacity, secure and resilient links with fibre-like speeds. For updates on Telesat, follow us on LinkedIn, X, or visit www.telesat.com.

Investor Relations Contact:

James Ratcliffe
+1 613 748 8424
ir@telesat.com

Forward-Looking Statements Safe Harbor

This news release contains statements that are not based on historical fact, including financial outlook for 2026, estimated timing of the commencement of global commercial service on Telesat Lightspeed, and the growth opportunities of Telesat Lightspeed, and are “forward-looking statements’’ and “future-orientated financial performance” within the meaning of the Private Securities Litigation Reform Act of 1995 and Canadian securities laws. When used herein, statements which are not historical in nature, or which contain the words “will,” “expect,” “continue,” or similar expressions, are forward-looking statements. Actual results may differ materially from the expectations expressed or implied in the forward-looking statements and future-orientated financial information as a result of known and unknown risks and uncertainties. Future-orientated financial information contained in this news release about prospective financial performance, financial position, or cash flows are expected to give the reader a better understanding of the potential future performance of Telesat. Readers are cautioned that any such future-orientated financial information and financial outlook contained herein should not be used for purposes other than those disclosed herein. All statements made in this news release are made only as of the date set forth at the beginning of this release. Telesat undertakes no obligation to update the information made in this news release in the event facts or circumstances subsequently change after the date of this release.

These forward-looking statements and future-orientated financial information are not guarantees of future performance, are based on Telesat’s current expectations, and are subject to a number of risks, uncertainties, assumptions, and other factors, some of which are beyond Telesat control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. Known risks and uncertainties include but are not limited to: risks associated with financial factors, including swings in the global financial markets, access to capital to construct our LEO satellite constellation, the ability to refinance Telesat GEO Inc.’s debt, the outcome of litigation related to Telesat GEO Inc.’s debt and the 62% equity distribution, volatility of securities values in an industry sector where values may be influenced by economic and other factors beyond Telesat’s control, inflation, rising or prolonged elevated interest rates, fluctuations in foreign exchange rates, and tariffs; risks associated with operating satellites and providing satellite services, including satellite construction or launch delays, launch failures, in-orbit failures, impaired satellite performance or dependence on large customers; the ability to deploy successfully an advanced global LEO satellite constellation and the timing of any such deployment; Telesat’s ability to meet the conditions for advance of the loans under the funding agreements for the constellation; technological hurdles, including Telesat’s and Telesat’s contractors’ development and deployment of the new technologies required to complete the constellation in time to meet Telesat’s schedule, or at all, the availability of services and components from Telesat’s and Telesat’s contractors’ supply chains; competition, including with other LEO systems, deployed and yet to be deployed; risks associated with domestic and foreign government regulation, including government restrictions and regulations, access to sufficient orbital spectrum to be able to deliver services effectively and access to sufficient geographic markets in which to sell those services; Telesat’s ability to develop significant commercial and operational capabilities; and the ability to expand Telesat’s existing satellite utilization. The foregoing list of important factors is not exhaustive. Investors should review the other risk factors discussed in Telesat’s annual report on Form 20-F for the year ended December 31, 2025, that was filed on March 17, 2026, and the Form 6-K that was filed on May 5, 2026, with the United States Securities and Exchange Commission (SEC) and the Canadian securities regulatory authorities at the System for Electronic Document Analysis and Retrieval + (SEDAR+), and may be accessed on the SEC’s website at www.sec.gov and SEDAR’s website at www.sedarplus.ca.

Telesat Corporation
Unaudited Interim Condensed Consolidated Statements of Income (Loss)
For the three months ended March 31

(in thousands of Canadian dollars, except per share amounts)	2026	2025
Revenue	$87,060	$116,749
Operating expenses	(55,336)	(53,042)
Depreciation	(22,130)	(25,909)
Amortization	(8,611)	(10,899)
Other operating gains (losses), net	(82,347)	3,950
Operating (loss) income	(81,364)	30,849
Interest expense	(49,958)	(56,664)
Interest and other income	4,149	6,208
Gain (loss) on changes in fair value of financial instruments	(15,821)	(33,412)
Gain (loss) on foreign exchange	(17,306)	2,480
Income (loss) before income taxes	(160,300)	(50,539)
Tax (expense) recovery	9,351	(918)
Net income (loss)	$(150,949)	$(51,457)

Net income (loss) attributable to:
Telesat Corporation shareholders	$(45,495)	$(15,538)
Non-controlling interest	(105,454)	(35,919)
	$(150,949)	$(51,457)

Net income (loss) per common share attributable to Telesat Corporation shareholders
Basic	$(3.04)	$(1.08)
Diluted	$(3.04)	$(1.08)

Total Weighted Average Common Shares Outstanding
Basic	14,979,228	14,381,205
Diluted	14,979,228	14,381,205

Telesat Corporation
Unaudited Interim Condensed Consolidated Balance Sheets

(in thousands of Canadian dollars)	March 31, 2026	December 31, 2025
Assets
Cash and cash equivalents	$522,725	$509,798
Trade and other receivables	58,823	58,422
Other current financial assets	426	430
Current income tax recoverable	10,054	5,952
Prepaid expenses and other current assets	265,780	257,456
Total current assets	857,808	832,058
Satellites, property and other equipment	2,885,263	2,716,708
Deferred tax assets	4,773	4,231
Other long-term financial assets	17,160	18,283
Long-term income tax recoverable	6,993	6,993
Other long-term assets	326,440	368,657
Intangible assets	435,544	442,278
Goodwill	2,158,085	2,214,575
Total assets	$6,692,066	$6,603,783

Liabilities
Trade and other payables	$88,845	$57,447
Other current financial liabilities	889,850	857,637
Income taxes payable	44	2,772
Other current liabilities	59,704	58,431
Current indebtedness	2,374,537	2,341,145
Total current liabilities	3,412,980	3,317,432
Long-term indebtedness	1,270,275	1,152,462
Deferred tax liabilities	80,252	91,991
Other long-term financial liabilities	9,788	10,091
Other long-term liabilities	254,787	262,211
Total liabilities	5,028,082	4,834,187

Shareholders’ Equity
Share capital	87,117	69,997
Accumulated earnings	284,705	330,814
Reserves	147,193	130,009
Total Telesat Corporation shareholders’ equity	519,015	530,820
Non-controlling interest	1,144,969	1,238,776
Total shareholders’ equity	1,663,984	1,769,596
Total liabilities and shareholders’ equity	$6,692,066	$6,603,783

Telesat Corporation
Unaudited Interim Condensed Consolidated Statements of Cash Flows
For the three months ended March 31

(in thousands of Canadian dollars)	2026	2025
Cash flows from operating activities
Net income (loss)	$(150,949)	$(51,457)
Adjustments to reconcile net income (loss) to cash flows from operating activities
Depreciation	22,130	25,909
Amortization	8,611	10,899
Tax expense (recovery)	(9,351)	918
Interest expense	49,958	56,664
Interest income	(4,400)	(6,342)
(Gain) loss on foreign exchange	17,306	(2,480)
(Gain) loss on changes in fair value of financial instruments	15,821	33,412
Share-based compensation	3,129	3,241
(Gain) loss on disposal of assets	(20)	(3,950)
Impairment	84,469	—
Deferred revenue amortization	(11,304)	(14,407)
Pension expense	1,125	1,366
Other	749	(691)
Income taxes paid, net of income taxes received	(9,328)	(1,580)
Interest paid, net of interest received	(27,078)	(31,350)
Operating assets and liabilities	12,752	118,772
Net cash from operating activities	3,620	138,924
Cash flows (used in) generated from investing activities
Cash payments related to satellite programs	(74,540)	(200,313)
Cash payments related to property and other equipment	(43,145)	(34,744)
Net proceeds from disposal of assets	—	4,500
Investments and other	(870)	—
Net cash (used in) generated from investing activities	(118,555)	(230,557)
Cash flows (used in) generated from financing activities
Proceeds from indebtedness	130,218	340,000
Payments of principal on lease liabilities	(674)	(515)
Satellite performance incentive payments	(212)	(190)
Proceeds from exercise of stock options	599	—
Tax withholdings on settlement of restricted share units	(9,551)	(6,788)
Net cash (used in) generated from financing activities	120,380	332,507
Effect of changes in exchange rates on cash and cash equivalents	7,482	4,433
Changes in cash and cash equivalents	12,927	245,307
Cash and cash equivalents, beginning of period	509,798	552,064
Cash and cash equivalents, end of period	$522,725	$797,371

Telesat’s Adjusted EBITDA Margin(1):

The following table provides a quantitative reconciliation of net income to Adjusted EBITDA and Adjusted EBITDA margin, each of which are non-IFRS Accounting Standards measures.

	Three months ended March 31,
(in thousands of Canadian dollars) (unaudited)	2026	2025
Net income (loss)	$(150,949)	$(51,457)
Tax expense (recovery)	(9,351)	918
(Gain) loss on changes in fair value of financial instruments	15,821	33,412
(Gain) loss on foreign exchange	17,306	(2,480)
Interest and other income	(4,149)	(6,208)
Interest expense	49,958	56,664
Depreciation	22,130	25,909
Amortization	8,611	10,899
Other operating (gains) losses, net	82,347	(3,950)
Non-recurring compensation expenses(3)	288	459
Non-cash expense related to share-based compensation	3,129	3,241
Adjusted EBITDA	$35,141	$67,407

Revenue	$87,060	$116,749

Adjusted EBITDA Margin	40.4%	57.7%

End Notes

____________

1        Non-IFRS Accounting Standards Measures — Adjusted EBITDA and Adjusted EBITDA margin are non-IFRS Accounting Standards measures. EBITDA is defined as “Earnings Before Interest, Taxes, Depreciation and Amortization.” Adjusted EBITDA is used to measure Telesat’s financial performance. Adjusted EBITDA is defined as operating income (less certain operating expenses such as share-based compensation expenses and unusual and non-recurring items, including restructuring related expenses) before interest expense, taxes, depreciation and amortization. Adjusted EBITDA margin is used to measure Telesat’s operating performance. Adjusted EBITDA margin is defined as the ratio of Adjusted EBITDA to revenue.

Adjusted EBITDA and Adjusted EBITDA margin are not standardized financial measures under IFRS Accounting Standards and might not be comparable to similar financial measures disclosed by other issuers. Adjusted EBITDA allows investors and Telesat to compare Telesat’s operating results with that of competitors exclusive of depreciation and amortization, interest and investment income, interest expense, taxes and certain other expenses. Financial results of competitors in the satellite services industry have significant variations that can result from timing of capital expenditures, the amount of intangible assets recorded, the differences in assets’ lives, the timing and amount of investments, the effects of other income (expense), and unusual and non-recurring items. The use of Adjusted EBITDA assists investors and Telesat to compare operating results exclusive of these items. Competitors in the satellite services industry have significantly different capital structures. Telesat believes that the use of Adjusted EBITDA improves comparability of performance by excluding interest expense.

Telesat believes that the use of Adjusted EBITDA and the Adjusted EBITDA margin along with IFRS Accounting Standards measures enhances the understanding of our operating results and is useful to investors and us in comparing performance with competitors, estimating enterprise value and making investment decisions. Adjusted EBITDA and Adjusted EBITDA margin as used here may not be the same as similarly titled measures reported by competitors. Adjusted EBITDA and Adjusted EBITDA margin should be used in conjunction with IFRS Accounting Standards measures and are not presented as a substitute for cash flows from operations as a measure of our liquidity or as a substitute for net income (loss) as an indicator of our operating performance.

2        Telesat’s backlog represents future cash inflows from capacity allocation or service delivery contracts. As of March 31, 2026, GEO backlog was $0.8 billion and represents our expected future revenue from existing GEO service contracts (without discounting for present value) including any deferred revenue that we will recognize in the future in respect of cash already received. As of March 31, 2026, the expected cash inflow from Telesat Lightspeed capacity allocation and service contracts (without discounting for present value) was $1.1 billion.

3        Includes severance payments and special compensation and benefits for executives and employees.